Exhibit 3.1

AVALONBAY COMMUNITIES, INC.

Secretary’s Certificate

Amendment to Bylaws

On November 10, 2022, pursuant to a vote of the Board of Directors of AvalonBay Communities, Inc. (the “Company”) at a duly called and held meeting of the Board, the Board adopted the following amendment to the Company’s Bylaws:

AVALONBAY COMMUNITIES, INC.

FOURTH AMENDMENT

TO AMENDED AND RESTATED BYLAWS

1.	The Company’s Amended and Restated Bylaws dated November 12, 2015, as heretofore amended (the “Bylaws”), of AvalonBay Communities, Inc., a Maryland corporation, are hereby amended by deleting therefrom Section 4.01 and Section 4.05 of Article IV in their entirety and inserting in lieu thereof new Section 4.01 and Section 4.05 of Article IV as follows:

4.01       TITLES AND ELECTION.  The officers of the Corporation shall include a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, a Secretary and a Treasurer and may include a Chairman of the Board, one or more Vice Presidents (including Vice Presidents of varying degrees, such as Executive, Regional or Senior Vice Presidents) and such Assistant Secretaries and Assistant Treasurers and such other officers as the Board of Directors, or any committee or officer appointed by the Board of Directors for such purpose, may from time to time elect. The Chief Executive Officer may from time to time appoint one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers or other officers. Notwithstanding the foregoing, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Secretary and the Treasurer shall be elected by a majority of the Directors at the time in office. The officers of the Corporation elected by the Board of Directors shall be elected annually at the first meeting of the Board of Directors following each annual meeting of Stockholders. If the election of such officers shall not take place at such meeting, such election shall be held as soon thereafter as may be convenient. Each officer shall hold office until the first meeting of the Board of Directors following the next annual meeting of Stockholders and until his or her successor is duly elected and qualifies or until his or her death, or his or her resignation or removal in the manner hereinafter provided. Any two or more offices, except President and Vice President, may be held by the same person. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent. No officer need be a Stockholder or a Director of the Corporation.

4.05       CHAIRMAN OF THE BOARD. The Board of Directors may designate from among its members a Chairman of the Board, who shall not, solely by reason of these Bylaws, be an officer of the Corporation. The Board of Directors may designate the Chairman of the Board as an executive chairman (who shall be an officer of the Corporation) or non-executive chairman (who shall not be an officer of the Corporation). The Chairman of the Board shall, if present, preside at all meetings of the Board of Directors, and shall exercise and perform such other powers and duties as may from time to time be assigned to him by the Board of Directors or prescribed by these Bylaws.

2.	Except as set forth herein, the Bylaws shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned has signed this certificate as of November 10, 2022.

AVALONBAY COMMUNITIES, INC.

/s/ Edward M. Schulman
Name:	Edward M. Schulman
Title:	Secretary